April 3, 2012

VIA EDGAR TRANSMISSION

John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. _333-122917 and 811-21720

Ladies and Gentlemen:

On February 3, 2012, Northern Lights Fund Trust (the “Registrant”), on behalf of the SouthernSun U.S. Equity Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 355 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On March 16, 2012, you provided oral comments.  Please find below Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

1.

Comment:

Please explain why, in the expense table, the “Other Expense” line is blank.

Response:

The Registrant confirms that any brackets and/or blanks will be removed in the definitive Prospectus and Statement of Additional Information.

2.

Comment:

In the Summary portion of the Prospectus, under the Heading “Purchase and Sale of Fund Shares,” please explain why the minimum initial and subsequent investments amounts for the Investor Class and Class C shares are in brackets.

Response:

The Registrant confirms that any brackets and/or blanks will be removed in the definitive Prospectus and Statement of Additional Information.

3.

Comment:

In the statutory section of the Prospectus under the heading “How to Purchase Shares”, consider adding the minimum and subsequent investment amounts for Class C shares consistent with the information for the other classes.

Response:

The requested information has been added to the Prospectus.

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The Registrant has authorized Thompson Hine to convey to you that the Registrant acknowledges the following:

The Registrant hereby acknowledges that:  (i) the Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned or Cassandra Borchers at 513.352.6632 with any questions or comments concerning the foregoing.

/s/ JoAnn Strasser

JoAnn Strasser